Exhibit 99.1

3SBio Inc. Announces Receipt of Amended “Going Private” Proposal at $16.70 Per ADS
and Intent to Adjourn Extraordinary General Meeting of Shareholders

SHENYANG, CHINA – April 22, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that the independent committee of its board of directors (the “Independent Committee”) has received a proposal letter (the “Proposal Letter”) dated April 22, 2013 from Dr. Jing Lou, the Company's Chairman and Chief Executive Officer (“Dr. Lou”), and CPEChina Fund, L.P., an exempted limited partnership registered under the laws of the Cayman Islands and a China-focused private equity fund associated with CITIC Private Equity Funds Management Co. Ltd. (“CITIC PE”), in connection with the proposed merger under the agreement and plan of merger dated as of February 8, 2013, by and among the Company, Decade Sunshine Limited (“Parent”) and Decade Sunshine Merger Sub (the “Merger Agreement”).

In the Proposal Letter, Dr. Lou and CITIC PE proposed to increase the merger consideration payable to holders of ordinary shares, par value $0.0001 per share, of the Company (the “Shares”), and holders of American Depository Shares of the Company, each representing seven Shares (the “ADSs”), from $2.20 per Share, or $15.40 per ADS, under the Merger Agreement to $2.3857 per Share, or $16.70 per ADS, pursuant to a proposed amendment to the Merger Agreement. The proposed increase in the merger consideration represents an 8.4% premium to the current merger consideration under the Merger Agreement, a 9.9% premium to the closing price of the ADSs of April 19, 2013, and a 44% premium to the closing price of the ADSs of September 11, 2012, the last trading day prior to the Company’s announcement on September 12, 2012 that it had received a “going private” proposal from Dr. Lou and CITIC PE. The Proposal Letter states that Dr. Lou and CITIC PE are working with their debt financing source and anticipate obtaining their approval for Dr. Lou and CITIC PE's proposed increase in the merger consideration prior to April 25, 2013, that part of the increase of the merger consideration will be financed through an increase in the amount of convertible note financing from CITIC PE, that Dr. Lou and CITIC PE do not require any changes to any other terms and conditions of the Merger Agreement other than to adjust the amount of available Company cash as of the closing date to cover a portion of the increase of the merger consideration and that, if approved by the Independent Committee, Dr. Lou and CITIC PE expect the Company to enter into an amendment to the Merger Agreement and to adjourn the extraordinary general meeting currently scheduled to be held at 10:00 a.m. on April 25, 2013 to a later date to provide for sufficient time for the shareholders to consider and vote on the amended Merger Agreement. The Proposal Letter further indicates that Dr. Lou and CITIC PE have no intention to further revise and negotiate the terms of the proposed transaction.

The Independent Committee will consider the Proposal Letter with its legal and financial advisors. In light of the Proposal Letter, the Company intends to convene the extraordinary general meeting of shareholders currently scheduled to be held on April 25, 2013, but immediately adjourn the meeting without conducting any business to allow additional time for the Independent Committee to consider the Proposal Letter and provide updated information to shareholders regarding the proposed amendment to the Merger Agreement. No vote will be taken on April 25, 2013 for any resolution set forth in the notice of the extraordinary general meeting dated March 25, 2013. The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable and will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be resumed as soon as a date is selected.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the Securities and Exchange Commission (the “SEC”).

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of ADSs on the NASDAQ Global Market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and related Company disclosures may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed transaction; management plans relating to the transaction; the expected timing of various aspects of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate,” “proposed,” “will,” “intend,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company that were reasonable when made. Risks and uncertainties that may cause actual outcome to differ from the forward-looking statements may include: whether sufficient number of shareholders will view the terms favorably, and vote to approve this transaction; whether Parent will secure and receive full financing; whether all the closing conditions and other terms of the transaction documents will be duly complied with or fulfilled; future business decisions of various parties, and other risks and uncertainties discussed in the documents filed or to be filed with the SEC by the Company, particularly the Schedule 13E-3 transaction statement and the proxy statement. These forward-looking statements reflect the Company’s expectations as of the time of this press release. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For investor and media inquiries, please contact:

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com